Exhibit 21.1

Odyssey Therapeutics, Inc.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Odyssey Therapeutics GmbH	Germany
Odyssey Therapeutics Securities Corporation	Massachusetts
Daros Inc.	Delaware
Odyssey Therapeutics Pty Ltd	Australia
Demuris Limited	United Kingdom
Immunology Discovery, LLC	Delaware
Odyssey Therapeutics UK Ltd	United Kingdom